03002138

SO
3/6/03

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VP 3-5-03

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-50381**

REPORT FOR THE PERIOD BEGINNING January 1, 2002 **AND ENDING** December 31, 2002
MM/DD/YY MM/DD/YY

Name of Broker-Dealer:
NM: Victory Capital Advisers Inc.
FN: Key Global Advisers Ltd.

Official Use Only

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

127 Public Square
(No. and Street)

Cleveland | Ohio | 44114
(City) | **(State)** | **(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Richard J. Buoncore (216) 689-4655
(Area Code—Telephone Number)

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name—if individual, state last, first, middle name)

Ernst & Young LLP

1300 Huntington Building
925 Euclid Avenue | Cleveland | Ohio | 44115
(Address) Number and Street | **City** | **State** | **(Zip Code)**

Check One:
✓ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C. 155

OATH OR AFFIRMATION

I, ***Richard J. Buoncore***, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ***Victory Capital Advisers Inc.***, as of ***December 31, 2002*** are true and correct.

Richard J Buoncore

Signature

PRESIDENT

Title

Notary Public

JENNIFER L. SEBRASKY
Notary Public, State of Ohio
My Commission Expires April 24, 2004
(Recorded in Lorain County)

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Operations.
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in Shareholder's Equity.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
✓ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Consolidated Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
✓ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2002 to December 31, 2002

Victory Capital Advisers Inc.
(Name of Respondent)

127 Public Square
Cleveland, Ohio 44114
(Address of principal executive office)

Mr. Richard J. Buoncore
President
Victory Capital Advisers Inc.
127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-4655
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Financial Statements and Schedules

Victory Capital Advisers Inc.

December 31, 2002

The following financial statements and schedules of Victory Capital Advisers Inc. are submitted herewith:

Statement of financial condition—December 31, 2002

Statement of income—Year ended December 31, 2002

Statement of changes in shareholder's equity—Year ended December 31, 2002

Statement of cash flows—Year ended December 31, 2002

Notes to financial statements

Schedule I—Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission—December 31, 2002

Schedule II—Computation for determination of reserve requirements and information relating to possession or control requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission—December 31, 2002

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Report of Independent Auditors

Board of Directors
Victory Capital Advisers Inc.

We have audited the accompanying statement of financial condition of Victory Capital Advisers Inc. (the Company) as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Victory Capital Advisers Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2003

0211-0369784

Victory Capital Advisers Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 15,659,290
Intercompany receivable, net – Parent	5,447,234
Total assets	$ 21,106,524
Liabilities and shareholder's equity	
Liabilities:	
Income taxes payable—Parent	$ 1,079,403
	1,079,403
Shareholder's equity:	
Common stock, no par value; 500 shares authorized, issued and outstanding, at stated value	5,000
Additional paid-in capital	3,050
Retained earnings	20,019,071
	20,027,121
Total liabilities and shareholder's equity	$ 21,106,524

See notes to financial statements.

Victory Capital Advisers Inc.

Statement of Income

Year ended December 31, 2002

Revenues	
Commissions and fees	$ 1,936,570
	1,936,570
Expenses	
Salaries, commissions and benefits	424,887
Occupancy and equipment	65,041
Professional fees	32,513
Communications	1,722
Travel and entertainment	28,053
Other	38,423
	590,639
Income before income taxes	1,345,931
Income taxes-current:	
Federal	431,635
State	137,789
	569,424
Net income	$ 776,507

See notes to financial statements.

Victory Capital Advisers Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$ 5,000	$ 3,050	$ 19,242,564	$ 19,250,614
Net income			776,507	776,507
Balance at December 31, 2002	$ 5,000	$ 3,050	$ 20,019,071	$ 20,027,121

See notes to financial statements.

Victory Capital Advisers Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 776,507
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in intercompany receivable—Parent	(1,371,084)
Decrease in current taxes payable—Parent	(3,119,692)
Decrease in cash	(3,714,269)
Cash at beginning of year	19,373,559
Cash at end of year	$ 15,659,290

See notes to financial statements.

Victory Capital Advisers Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

On December 16, 2002, the Board of Directors approved the change in name from Key Global Advisors Ltd. to Victory Capital Advisers Inc. (the Company).

The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). All shares of common stock outstanding are owned by Key Corporate Capital Inc. (the Parent), which is a wholly-owned subsidiary of KeyBank, National Association which is a wholly-owned subsidiary of KeyCorp. The Company was incorporated July 11, 1997 and began operations as a registered broker dealer on August 1, 1998.

2. Significant Accounting Policies

Cash represents cash on deposit at KeyBank, National Association, an affiliate.

Commissions and fees are recorded as the income is earned and the related services are performed.

The results of the Company's operations are included in the consolidated tax returns filed by the Parent. The policy under the tax sharing agreement is to allocate income taxes to subsidiaries on a separate return basis, which includes any tax credit or carryovers and carrybacks subject to recognition of such items on a consolidated basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

All of the Company's expenses are the result of allocations of expenses from the Parent. For 2002, those expenses totaled $590,639. Allocation of such costs is based on management's estimate of the Company's proportionate share of related costs. In the opinion of the Company's management, such allocations are reasonable.

3. Related Party Transactions (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under a non-contributory pension plan, postretirement health care and life insurance plans and a stock purchase and savings plan established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees, are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2002 the Company's allocated cost was $44,883.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by KeyCorp. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Income tax expense includes:

Currently payable:	
Federal	$ 126,691
State	137,789
Deferred:	
Federal	304,944
State	
	$ 569,424

Cash paid to the Parent for income taxes was $2,735,381 during the year ended December 31, 2002.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission to maintain minimum net capital, as defined. At December 31, 2002, the Company was required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2002, the Company's net capital was $(1,075,631), which was $1,147,591 less than the minimum required net capital. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was (100)%.

The Company first recognized that it did not meet its December 31, 2002 net capital requirements on January 27, 2003. As required, the Company notified the appropriate agencies of the deficiency, and indicated that on January 27, 2003, management took corrective actions to increase their allowable assets so that they maintain adequate net capital.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Victory Capital Advisers Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital		
Total shareholder's equity from statement of financial condition		$ 20,027,121
Non-allowable assets:		
Receivables from affiliates	5,447,234	
Other Assets	15,655,518	
		21,102,752
Net capital before haircuts on security positions		(1,075,631)
Haircuts on securities		-
Net capital		$ (1,075,631)
Aggregate indebtedness		$ 1,079,403
Computation of basic net capital requirement		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or minimum dollar net capital requirement)		$ 71,960
Excess net capital		$ (1,147,591)
Excess net capital at 1,000%		$ (1,183,571)
Percentage of aggregate indebtedness to net capital		-100%

There are no reconciling items between the net capital as reported in the Company's Form X-17A-5 Part II filed January 28, 2003 (unaudited) and the above computation.

Victory Capital Advisers Inc.

Schedule II

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

Victory Capital Advisers Inc. is not required to present the schedules "Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) and (k)(2)(ii) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
1300 Huntington Building
925 Euclid Avenue
Cleveland, Ohio 44115-1405

Phone: (216) 861-5000
www.ey.com

Board of Directors
Victory Capital Advisers Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Victory Capital Advisers Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2002, and these conditions do not affect our report on the financial statements of the Company dated February 21, 2003.

Company personnel misinterpreted the regulatory reporting guidance as it relates to allowable and non-allowable assets. As a result of the above, the Company was undercapitalized in their fourth quarter net capital computation. Since the Company became aware of the issue, they have taken actions to increase their allowable assets so that they maintain adequate net capital.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except as noted in the above paragraph, the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2003